02041279

File No. 1-12858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

P.E.
6-3-02

FOR THE MONTH OF JUNE 2002

PEPSI-GEMEX, S.A. DE C.V.
(Exact name of registrant as specified in its charter)

Avenida Acoxpa No. 69
Col. San Lorenzo Huipulco
Delegación Tlalpan
14370 México, D.F.
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Exhibit Index on Page 4

463170

I

The following document is furnished in accordance with the requirements of Form 6-K.

Notice to the shareholders of the Company, dated June 14, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 18, 2002

PEPSI-GEMEX, S.A. de C.V.

By: ______________________
Luis Alejandro Bustos Olivares
Authorized Signatory

Exhibit Index

Exhibit No.	Description	Page
1.	Notice to the shareholders of the Company, dated June 14, 2002, containing information related to a cash dividend to be paid to the shareholders.	5

PEPSI-GEMEX, S.A. DE C.V.

Notice to the Shareholders

The shareholders of **Pepsi-Gemex, S.A. de C.V.** are hereby informed that the general ordinary shareholders meeting held on December 20, 2001, resolved that the amount of $246´930,500.00 (two hundred forty six million nine hundred thirty thousand five hundred Mexican pesos 00/100), taken from the retained earnings be distributed to the shareholders as a cash dividend payment. Such dividend shall be paid to the shareholders as of June 28 of this year in the following manner:

a. To the holders of **Series "D"** shares, the total net amount of $82,557,429.00 (eighty two million five hundred fifty seven thousand four hundred and twenty nine Mexican pesos 00/100), i.e., $0.220376309 Mexican pesos per each of the 374,711,008 outstanding Series "D" shares, amount that includes the preferential and superior dividend that corresponds to this share series.

b. To the holders of **Series "B"** shares, the total net amount of $109,991,802.00 (one hundred and nine million nine thousand nine hundred ninety one thousand eight hundred and two Mexican pesos 00/100), i.e., $0.145075187 Mexican pesos per each of the 758,171,017 outstanding Series "B" shares, amount that includes the preferential and superior dividend that corresponds to this share series.

c. To the holders of **Series "L"** shares, the total net amount of $54,361,269.00 (fifty four million three hundred sixty one thousand two hundred and sixty nine Mexican pesos 00/100), i.e., $0.145075187 Mexican pesos per each of the 374,711,008 outstanding Series "L" shares, amount that includes the preferential and superior dividend that corresponds to this share series.

The holders of non redeemable ordinary participation certificates issued in terms of one Series "B" share, one Series "D" share and one Series "L" share, shall receive $0.510526682 Mexican pesos, per each of such certificates, amount that includes the preferential and superior dividend that corresponds to the Series "D" shares, as well as the dividend that corresponds to Series "B" and "L" which conform such certificates.

In connection with the stock certificates that are deposited in the S.D. Indeval, S.A. de C.V., *Institución para el Depósito de Valores*, the payment of the mentioned dividend shall be carried out by this Institution; in the case of stock certificates that are not deposited in the Institution, the payment will be made at the offices located in Campos Elíseos No. 345, Piso 11, Colonia Chapultepec Morales, 11560 Mexico, D.F., with the presentation of the corresponding stock certificate on business days. The dividend shall be paid to the shareholders against coupon number 2.

Mexico City, June 14, 2002

RICARDO MALDONADO YÁÑEZ
Secretary of the Board of Directors